Exhibit 6.1


                          NORTH EAST INSURANCE GROUP
                 DELIVERY ADDRESS: 482 PAYNE ROAD - 4TH FLOOR
                               SCARBOROUGH COURT
                          SCARBOROUGH, ME 04074-8929
                        MAILING ADDRESS: P.O. BOX 1418
                          SCARBOROUGH, ME 04070-1418
                              PHONE: 207-883-2232
                               FAX: 207-883-1564


                                August 22, 1996


Mr. Jonathan S. Kern
Ballantrae Partners, LLC
75 West End Avenue, R-12E
New York, NY 10023

     Re:  Standstill Agreement

Dear Jonathan:

     Pursuant to our discussions, this letter sets forth the terms of the agreement between North East Insurance Company ("NEIC" or the "Company") and Ballantrae Partners, L.L.C. ("Ballantrae") regarding Ballantrae's proposed purchase of 810,000 shares of NEIC common stock beneficially owned by Bernard
D. Gershuny, and certain related transactions and matters. The terms set forth in this Standstill Agreement have been expressly approved by NEIC's Board of Directors (the "Board") and, by your signature below, you confirm that these terms have been approved by Ballantrae and each of its members.

     The terms of the parties' agreement are as follows:

1.  Board of Directors

    a. Following Ballantrae's purchase of the Gershuny block, the size of the Board will be expanded by three directors, such vacancies to be filled by Ballantrae nominees.

    b. At the 1997 Annual Meeting of Shareholders, the size of the Board will be reduced to 10 directors in total, of which Ballantrae may appoint three nominees.

    c. The Board size will not exceed 10 directors without Ballantrae's consent.

    d. The Company will implement staggered three-year director terms at the 1997 Annual Meeting of Shareholders; Ballantrae will have one nominee in each of the three classes of directors; Ballantrae will retain nominee rights at all times, i.e. Ballantrae can fill its own vacancies even within a particular 3-year term.

    e. Ballantrae nominees other than Jonathan Kern or Deborah Harmon will be subject to the Board's prior consent, which will not be unreasonably withheld; prior to the 1998 Annual Meeting, Ballantrae's nominees will not include any person who is or was an officer of NEIC or any member of that person's immediate family.

    f. No member of the Ballantrae Group will, directly or indirectly, become a participant in any proxy contest constituting an "election contest" within the meaning of SEC rules; Ballantrae may vote its NEIC shares however it sees fit, but Ballantrae Group members may not instigate or assist any effort to solicit other shareholders; assistance will include statements to any third party of Ballantrae's intention to vote for a competing slate of nominee, other than a statement to a person who is a participant in the solicitation of proxies for such competing slate.

    g. Ballantrae agrees not to vote its shares for any nominee who has not been described in a definitive proxy statement mailed to all shareholders entitled to vote at such meeting unless Ballantrae gives the Board at least 60 days' notice of its intention to vote for such person, naming him or her and providing (to the extent reasonably available to Ballantrae) information comparable to that required for a nominee under SEC proxy rules.

2.  Other Matters Submitted to Shareholder Vote

    a. Ballantrae may vote its shares as it sees fit but, except as provided below, neither Ballantrae or any of its members will directly or indirectly solicit any proxies from any other shareholder or assist others in doing so.

    b. This proxy solicitation restriction will be inapplicable as to any proposal for which the Company seeks shareholder approval, other than (i) election of directors, (ii) ratification of accountants, (iii) compensation plans for NEIC employees, officers, or directors (involving, in the aggregate, authorization of not more than 400,000 shares of NEIC common stock, except as Ballantrae's Board representatives may otherwise approve), and (iv) other matters which (in Ballantrae's reasonable opinion) do not materially and adversely affect the value of Ballantrae's investment in NEIC stock; Ballantrae may solicit proxies in opposition to any proposal for which any third party seeks shareholder approval, other than a proposal approved by the Board of Directors for which the Company could seek shareholder approval under clauses (i) through (iv) above.

    c. This proxy solicitation restriction will be subject to an exception during the pendency of any unsolicited tender offer by an unrelated third party. For purposes of this Section 2.c and
Section 3.c, the term "unsolicited" tender offer means a tender offer not directly or indirectly solicited by Ballantrae.

3.  Antidilution Rights/Ownership Thresholds

    a. Upon any subsequent issuance of stock by NEIC (other than pursuant to employee/director compensation plans approved by the Board), Ballantrae will have a contractual antidilution right to maintain up to its percentage ownership at its then current percentage; Ballantrae's purchase price and terms will be equivalent to those at which shares are sold to third parties.

    b. Ballantrae may purchase shares in the open market transactions or privately negotiated transactions, in either case on notice to a designated compliance officer for NEIC under a reasonable stock preclearance policy to be implemented by the Company for all NEIC directors and executive officers; prior to January 31, 1997, Ballantrae will not acquire any NEIC shares other than: 810,000 shares from Mr. Gershuny, up to 400,000 shares through NEIC's private placement, and (subject to the Company having given notice of its intention not to buy such shares) up to 215,000 shares from AMC as contemplated below.

    c. In no event may Ballantrae's percentage ownership exceed 30% without prior Board consent except in response to an unsolicited tender offer by an unrelated third party; such percentage shall increase to 32.5% commencing January 1, 1997, 35% commencing July 1, 1997, 37.5% commencing January 1, 1998, and 40% commencing July 1, 1998; the Company agrees to waive the applicable limits (other than the 40% limit) if and to the extent necessary for Ballantrae to acquire and own the following shares:
810,000 shares from Mr. Gershuny, up to 400,000 shares through NEIC's private placement, up to 215,000 shares from AMC (if and to the extent permitted hereunder), and any otherwise permissible purchases by Ballantrae from January 1, 1997 to the date Ballantrae receives notice of the Company's intention not to seek a purchase of the AMC shares (but in any event not later than March 31, 1997).

    d. Beneficial ownership by any person who is an affiliate or associate of a Ballantrae Group member will count toward applicable ownership thresholds under this Standstill Agreement; any share repurchase by the Company will not cause Ballantrae's then existing ownership to exceed the ownership thresholds.

4.  Permitted Resales of Shares

    a. Upon prior notice to a designated compliance officer under the above-referenced preclearance policy, resale into the open market in compliance with Rule 144 or a private sale to a person who will not (to Ballantrae's knowledge after reasonable investigation) thereby own 10% or more of the outstanding NEIC stock; NEIC agrees to make available sufficient information to permit a proposed Ballantrae resale under Rule 144, if not otherwise publicly available.

    b. Upon at least 30 days' notice to NEIC, resale or other transfer to a related or unrelated third party who agrees to be bound by the restrictions of this Standstill Agreement.

    c. Resale to an unrelated third party pursuant to a transaction in which each other NEIC shareholder will have an opportunity to sell his or her stock on equivalent terms.

    d. All resales must comply with applicable laws and regulations.

    e. These restrictions apply equally to any indirect disposition of equity interests in NEIC, for example a sale of membership interests in Ballantrae or sales of shares of Gunty &
Co.

    f. A pledge of NEIC shares (directly or indirectly) may be made only with prior consent of the Board, which will not be unreasonably withheld.

    g. Ballantrae will not enter into any agreement regarding voting of NEIC stock, except with a person who is bound by the restrictions of this standstill agreement and who has received any requisite regulatory approval under state insurance laws and regulations.

5. Term: Expires on May 30, 1999 (or one day before the 1999 Annual Meeting, if earlier), except that either party may terminate this Standstill Agreement (i) if Ballantrae's percentage ownership drops below 10% through transactions permitted by this agreement, (ii) if Ballantrae's percentage ownership increases to more than 50% in transactions permitted by this agreement, (iii) during the pendency of any unsolicited tender offer by an unrelated third party, or during the pendency of any tender offer by an unrelated third party (solicited or not) as to which Ballantrae has agreed to sell its entire ownership interest in NEIC on the same terms as are offered to all other NEIC shareholders, (iv) on six months' prior notice if the Company's statutory surplus drops below $4.5 million, (v) upon the failure (other than due to action by Ballantrae) to elect Ballantrae's permitted nominees to the Board, or (vi) if an unrelated third party receives approval from the Maine Bureau of Insurance and the New York Insurance Department to acquire 10% or more of NEIC's stock and does acquire at least 10% of NEIC's stock.

6. Registration Rights: Ballantrae will receive unlimited "piggyback" registration rights, subject to its payment of one-half of any incremental Company out-of-pocket costs and subject to customary limitations (doesn't apply to Form S-8's; underwriter cutbacks; etc.). Ballantrae will receive one "demand" registration right through an underwriter reasonably acceptable to the Company, subject to payment by Ballantrae of one-half of the Company's out-of-pocket costs; and a second "demand" registration right through an underwriter reasonably acceptable to the Company, subject to payment by Ballantrae of all of the Company's out-of-pocket costs. These registration rights expire 10 years after the date of this Standstill Agreement. In any registration required hereunder, the Company will (i) use best efforts to cause the registration statement to become effective and otherwise to comply with all applicable securities laws, (ii) enter into a customary underwriting agreement, and (iii) provide Ballantrae with customary indemnification arrangements.

7. Indemnification: The Company agrees to indemnify, defend, and hold harmless Ballantrae and its members, managing directors, members of its Management Committee, its Insurance Consultant, and Ballantrae's designees on the NEIC Board (each such person an "Indemnified Person"), to the fullest extent lawful, from and against any losses, claims, damages, judgments, liabilities, or actions related to or arising out of (i) NEIC's private placement (or any other equity offering contemplated by Section 3.a of this Agreement for which Ballantrae exercises its antidilution rights) or (ii) this Standstill Agreement. The Company will pay or reimburse all expenses reasonably incurred by an Indemnified Person in connection with investigating, preparing, or defending any such losses, claims, damages, judgments, liabilities, or actions; if the Indemnified Persons (or any of them) choose, in their sole discretion, to retain counsel separate from that retained by the Company for the defense of such matter, the Company agrees to pay or reimburse the reasonable fees and disbursements of such counsel, except that the Company will not be liable for the fees and disbursements of more than one such counsel. The foregoing indemnification shall be in addition to any rights that an Indemnified Person may otherwise have at common law or otherwise, including without limitation any right to contribution or any indemnification of NEIC directors by the Company. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of its obligations which is permissible under applicable law. The foregoing indemnification is not intended to extend to any action or claim by or on behalf of the Company for breach or alleged breach of this Standstill Agreement by Ballantrae, and is not intended to extend to any claim by an Indemnified Person against another Indemnified Person. For purposes hereof, Ballantrae's "Insurance Consultant" shall mean Reginald Strickland or any replacement retained by Ballantrae from time to time as its primary insurance consultant.

8. Articles and Bylaws: Except as contemplated by Section 1.e above or except as Ballantrae's representatives on the NEIC Board may approve, the Company shall not amend its articles of incorporation or bylaws prior to termination of this Standstill Agreement. The Company agrees that prior to termination of this Standstill Agreement, and for a period of three years thereafter, it shall not opt into Section 910 of the Maine Business Corporation Act. The Company agrees that prior to termination of this Standstill Agreement it will not adopt a shareholder rights plan or any device having similar effects. For three years following termination of this Standstill Agreement, the Company will not adopt any shareholder rights plan, or any device having similar effects, except on at least 10 business days' prior notice to Ballantrae. The Company's Board of Directors has, within the meaning of Section 611-A(1)(A) of the Maine Business Corporation Act, approved Ballantrae's purchase of shares pursuant to the private placement and Ballantrae's purchase of shares pursuant to its antidilution rights under Section 3.a above, in each case substantially on the terms contemplated by this Standstill Agreement. The Company agrees that such approval will not be withdrawn or further conditioned by the Company, and that such approval shall survive termination of this Standstill Agreement.

9. Private Placement Transaction: The Company will limit its pending private placement to 1.2 million shares, of which Ballantrae agrees to purchase 400,000 shares at the price paid by other purchasers, not to exceed $1.25 per share. The sale of any such shares may close in advance of Ballantrae's obtaining Form A approval; Ballantrae at its election may condition its subscription upon closing of its purchase of the Gershuny shares, in which case purchase of the 400,000 shares shall occur within three days after consummation of such other purchase, but in any event by December 31, 1996 unless closing of the Gershuny purchase is delayed beyond December 31, 1996 for reasons beyond Ballantrae's control. The private placement will not be extended past January 31, 1997 except as necessary to accommodate such purchase by Ballantrae. The private placement and Ballantrae's purchase commitment are contingent on sale of at least 600,000 shares through the private placement to persons other than Ballantrae.

10. AMC Shares: The Company may attempt to obtain a contract to purchase the AMC shares at a price not to exceed $1.10 per share (or in the alternative may attempt to arrange for distribution through Advest at no net cost to the Company). Ballantrae agrees not to purchase these shares (and therefore not to compete with NEIC for these shares), except as provided in the next sentence. After March 31, 1997 (or, if earlier, the date Ballantrae receives notice of the Company's intention not to seek a purchase of the AMC shares), Ballantrae may purchase from AMC any of the AMC shares that have not been purchased by the Company.

11. Capital Commitment: None, other than the subscription for 400,000 shares through the private placement.

12. Certain Transitional Matters. Ballantrae and the Company will work together in good faith to reduce or eliminate anticipated adverse effects of Ballantrae's purchase of the Gershuny shares. Constituents to be addressed consist primarily of NEIC's agents and reinsurers. It is expected that this standstill agreement and the Order described below will provide a framework for assuring these constituents that: (i) there is no current intention to radically alter the current business plan of the Company, (ii) the affiliation with Ballantrae will lead to a strengthened balance sheet, and (iii) Howard and Mitchell Gunty will have no involvement whatsoever in the Company's affairs.

13. Form A Proceedings. Subject to the foregoing, NEIC agrees to support Ballantrae's Form A application in Maine and before the New York Insurance Department. NEIC and Ballantrae will promptly meet with the Bureau to discuss the terms of this Standstill Agreement and NEIC's support of the application. NEIC agrees that in view of the foregoing, it is not necessary for NEIC to submit data requests; that it will work with Ballantrae and the Bureau to arrange the earliest possible hearing and decision date; that its role at the hearing will be limited to responding to questions from the Bureau and other intervenors (if any); that it is not aware of any persons or entities that plan to intervene in this proceeding, and that it will advise Ballantrae if it becomes aware of the same; that if Ballantrae chooses to oppose intervention by another party, NEIC will be supportive of such position; that it will submit pre-filed testimony in support of the application, if requested by Ballantrae or the Bureau; and that it will take such other reasonable actions in support of Ballantrae's applications as Ballantrae may request. NEIC's support will be conditioned on the parties requesting that the Order of the Deputy Superintendent approving the Form A application contain a provision that (i) prohibits Ballantrae from transferring any direct or indirect equity interest in NEIC to Howard or Mitchell Gunty (or any entity with which either is associated, or any relative other than Murry Gunty and his wife or members of her immediate family) and (ii) requires advance notice to the Bureau of any proposed transaction between NEIC and Howard or Mitchell Gunty (or any entity with which either is associated, or any relative other than Murry Gunty and his wife or members of her immediate family). The rationale of such a restriction would be predicated on Ballantrae's representation to the Bureau that Howard Gunty and Mitchell Gunty will have no involvement in this investment. In addition, the Company agrees to cooperate with Ballantrae, and execute such documents as Ballantrae may reasonably request, to effectuate a termination of the Non-Voting Trust under which Mr. Gershuny's shares presently are held.

14. Contracts with Management. NEIC will be attempting to put in place reasonable employment-related contracts with key management, and will be attempting to obtain shareholder approval for a stock option plan and/or other stock-related compensation plan. This effort will proceed independently of negotiations between NEIC and Ballantrae, although Ballantrae upon request will be kept informed of any material contracts being negotiated and will be given an opportunity for comment. All decisions regarding such arrangements will ultimately be made by the Board of Directors.

                                 *     *     *

     The provisions set forth above are a statement of the parties' mutual intentions and are intended to be legally enforceable obligations of the parties; provided, that this Agreement will terminate upon any termination or abandonment of the Gershuny Purchase Agreement. Upon the consummation of the Gershuny Purchase Agreement, for a period of 15 days the parties hereto shall in good faith negotiate a long-form definitive Standstill Agreement to replace this Agreement. This Agreement shall continue to be binding upon the parties unless and until the parties execute a mutually acceptable long-form definitive agreement.

     We believe that the Standstill Agreement terms set forth in this letter provide a fair and mutually advantageous framework within which both you and we can advance the long-term best interests of the Company's shareholders and policyholders. We look forward to working with you toward that end.

                                    Sincerely yours,

                                    NORTH EAST INSURANCE COMPANY

                                    /s/ Robert G. Schatz

                                    Robert G. Schatz
                                    President and
                                      Chief Executive Officer

SEEN AND AGREED TO AS OF
THE DATE OF THIS LETTER:

BALLANTRAE PARTNERS, L.L.C.

By:/s/ Jonathan S. Kern
   Jonathan S. Kern, its duly authorized
   member and managing director